September 9, 2025

Michael Tannenbaum
Chief Executive Officer
Figure Technology Solutions, Inc.
100 West Liberty Street, Suite 600
Reno, NV 89501

       Re: Figure Technology Solutions, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed September 9, 2025
           File No. 333-289695
Dear Michael Tannenbaum:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1
Figure Connect, page 193

1. We note your response to prior comment 3, as well as your disclosure that the
       Guarantor Vehicle has a minimum monthly loan commitment and the return on equity target is, at the current market, approximately 16%. With a view towards clarifying the impact of features that limit how much liquidity is provided by the Guarantor
       Vehicle, such as the minimum monthly loan commitment and return on equity target, please disclose the minimum monthly loan commitment and the approximate percentage of current HELOCs that would be excluded from purchase by the Guarantor Vehicle based on the current return on equity target.
 September 9, 2025
Page 2

       Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Adam J. Gelardi, Esq.